UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1

UNDER THE INVESTMENT COMPANY ACT OF 1940

James Alpha Funds Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

515 Madison Avenue
New York, New York 10022

Notification of Election

The undersigned investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

Signatures

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of election to be duly signed on its behalf in the City of New York and State of New York on the 17th day of March, 2021.

JAMES ALPHA FUNDS TRUST

By: /s/ Timothy Burdick

Name: Timothy Burdick

Title: Assistant Secretary

Attest: /s/ Sean Lawler
Name: Sean Lawler